Exhibit 99.2

NOTICE TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED
JUNE 30, 2008

MOUNTAIN PROVINCE DIAMONDS INC.

Responsibility for Consolidated Financial Statements

The accompanying consolidated interim financial statements for Mountain Province Diamonds Inc. are the responsibility of management, and have been prepared in accordance with generally accepted accounting principles in Canada consistently applied.  The most significant of these accounting principles have been set out in the March 31, 2008 audited annual consolidated financial statements and only changes in accounting information have been disclosed in these interim consolidated financial statements.  These statements are presented on the accrual basis of accounting.  Accordingly, a precise determination of many assets and liabilities is dependent upon future events.  Therefore, estimates and approximations have been made using careful judgment.  Recognizing that the Company is responsible for both the integrity and objectivity of the consolidated financial statements, management is satisfied that these consolidated financial statements have been fairly presented.

No Auditors' Involvement

The Company’s independent auditor has not performed a review of these unaudited consolidated financial statements of Mountain Province Diamonds Inc. for the three months ended June 30, 2008 and 2007.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
(Unaudited)
	June 30,	March 31,
	2008	2008
Assets

Current assets
Cash	$127,178	$144,750
Term deposit	1,201,286	1,437,377
Marketable securities (Note 4)	37,819	37,569
Amounts receivable	172,253	103,399
Advances and prepaid expenses	70,234	56,932
	1,608,770	1,780,027
Investment in Gahcho Kué Project (Note 5)	64,987,285	64,984,140

Total assets	$66,596,055	$66,764,167

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$430,612	$213,078

Long-term liabilities
Future income tax liabilities	5,909,363	5,909,363

Shareholders' equity:
Share capital (Note 6)	85,870,841	85,581,729
Contributed surplus (Note 6)	690,600	945,210
Deficit	(26,338,548)	(25,918,150)
Accumulated other comprehensive income	33,187	32,937

Total shareholders' equity	60,256,080	60,641,726

Total liabilities and shareholders' equity	$66,596,055	$66,764,167

Nature of operations (Note 1)
Going concern (Note 1)

On behalf of the Board of Directors:

“Jonathan Comerford”	"Patrick Evans"
Jonathan Comerford, Director	Patrick Evans, Director

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)
(Unaudited)
	For the Three Months Ended June 30,
	2008	2007

Expenses:
Amortization	$-	$(14,239)
Consulting fees	(269,222)	(124,650)
Interest and bank charges	(674)	(858)
Office and administration	(23,388)	(33,199)
Professional fees	(53,001)	(33,100)
Promotion and investor relations	(2,850)	(2,557)
Salary and benefits	(21,122)	(40,582)
Transfer agent and regulatory fees	(45,103)	(44,693)
Travel	(18,948)	(17,070)

Net loss for the period before the undernoted	(434,308)	(310,948)

Other earnings (expenses):
Interest income	13,910	3,628

	13,910	3,628

Net income (loss) for the period	(420,398)	(307,320)

Deficit, beginning of period	(25,918,150)	(26,083,681)

Deficit, end of period	$(26,338,548)	$(26,391,001)

Basic and diluted earnings (loss) per share	$(0.01)	$(0.01)
Weighted average number of shares outstanding	59,920,764	59,423,365

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statement of Comprehensive (Loss) Income
(Expressed in Canadian dollars)
(Unaudited)

	For the Three Months Ended June 30,
	2008	2007
		(Restated – Note 4)
Net (loss) income for the quarter	$(420,398)	$(307,320)
Other comprehensive income
Unrealized gain (loss) on marketable securities	250	481
Increase in value of long-term investment	-	680,000

Comprehensive (Loss) Income	$(420,148)	$373,161

Consolidated Statement of Accumulated Other Comprehensive Income
(Expressed in Canadian Dollars)
(Unaudited)

	For the Three Months Ended June 30,
	2008	2007

Balance, beginning of period	$32,937	$-

Adjustment at beginning of period due to change in
accounting for available-for-sale assets
- marketable securities	-	47,176
- long-term investment	-	280,000

Change in fair value of available-for-sale assets
- marketable securities	250	481
- long-term investment	-	680,000

Balance, end of period	$33,187	$1,007,657

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

	For the Three Months Ended June 30,
	2008	2007

Cash provided by (used in):
Operating activities:
Net income (loss) for the year	$(420,398)	$(307,320)
Items not involving cash:
Amortization	-	14,239

Changes in non-cash operating working capital
Amounts receivable	(68,854)	(88,938)
Advances and prepaid expenses	(13,302)	(45,223)
Accounts payable and accrued liabilities	217,534	(115,972)

	(285,020)	(543,214)

Investing activities:
Deferred exploration costs	(3,145)	(3,780)
Investment in term deposit	-	275,000
Proceeds from sale of investment	236,091	-
Acquisition of Camphor Ventures, net of cash acquired	-	390,082

	232,946	661,302

Financing activities:
Shares issued for cash (Note 6)	34,502	-

Increase (decrease) in cash and cash equivalents	(17,572)	118,088
Cash, beginning of period	144,750	179,970

Cash, end of period	$127,178	$298,058

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Three Months Ended June 30, 2008 and 2007
(Expressed in Canadian dollars)
(Unaudited)

1.         Nature of Operations and Basis of Presentation

The Company is in the process of exploring and permitting its mineral properties primarily in conjunction with De Beers Canada Inc. (“De Beers Canada”) (Note 5), and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Company and/or its mineral property partner to complete exploration and development and discover economically recoverable reserves, successful permitting, and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized to date.

The Company’s ability to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations, and the future production or proceeds from developed properties.  These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information.  Accordingly, they do not include all of the disclosures and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements and as such should be read in conjunction with the audited consolidated financial statements and the notes thereto for the Company for the year ended March 31, 2008.

The consolidated balance sheet at March 31, 2008 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual consolidated financial statements.

This interim consolidated financial statements follow the same accounting policies and methods of their application as the Company’s most recent annual consolidated financial statements, except with respect to the new and revised accounting standards which the Company is required to adopt under Canadian GAAP for interim and financial statements relating to its fiscal year commencing April 1, 2008 as described in Note 2.

Certain of the comparative figures have been reclassified to conform to the current year’s presentation.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Three Months Ended June 30, 2008 and 2007
(Expressed in Canadian dollars)
(Unaudited)

2.         Change in Accounting Policies

The Company adopted the following new accounting standards under Canadian GAAP for interim and annual financial statements relating to its fiscal year commencing April 1, 2008:

(a)	Capital Disclosures
New CICA Accounting Handbook Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital, and how it is managed and requires the following disclosures:

(i)	qualitative information about the entity’s objectives, policies and processes for managing capital;
(ii)	summary quantitative data about what it manages as capital;
(iii)	whether during the period it complied with any externally imposed capital requirements to which it is subject; and
(iv)	when it has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

There is no impact on the Company’s financial statements from the adoption of this standard as it affects only disclosure requirements.

(b)	Financial Instruments

New CICA Accounting Handbook Sections 3862, “Financial Instruments - Disclosures”, and 3863, “Financial Instruments - Presentation”, replace existing Handbook Section 3861, “Financial Instruments - Disclosure and Presentation”, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements.  The revised and enhanced disclosure requirements are intended to enable users to evaluate the significance of financial instruments for the entity's financial position and performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date and how the entity manages those risks.

There is no impact on the Company’s financial statements from the adoption of these standards as the changes arising affect only disclosure requirements.

(c)	Inventories

New CICA Accounting Handbook Section 3031, “Inventories”, prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value.  It also provides guidance on the cost formulas that are used to assign costs to inventories.  The adoption of this standard does not impact the Company’s financial statements as the Company does not hold inventories at this time.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Three Months Ended June 30, 2008 and 2007
(Expressed in Canadian dollars)
(Unaudited)

3.         Future Accounting Policy Changes

(a)	Goodwill and Intangible Assets

For interim and annual financial statements relating to its fiscal year commencing April 1, 2009, the Company will be required to adopt new CICA Accounting Handbook Section 3064, “Goodwill and Intangible Assets”, replacing existing Handbook Section 3062 “Goodwill and Other Intangible Assets”.  Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The Company has not yet determined the effect if any that the adoption of this new standard will have on its financial statements.

(b)	International Financial Reporting Standards

The Canadian Accounting Standards Board will require all public companies to adopt International Financial Reporting Standards (“IFRS”) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  Companies will be required to provide IFRS comparative information for the previous fiscal year.  The convergence from Canadian GAAP to IFRS will be applicable for the Company for the first quarter of 2011 when the Company will prepare both the current and comparative financial information using IFRS.  The Company expects the transition to IFRS to impact accounting policies, financial reporting, business processes, internal controls over financial reporting, disclosure controls and procedures, and information systems.  The Company will continue its efforts to assess the impact of the Company’s transition to IFRS, including continuing to invest in training and resources throughout the transition period to facilitate a timely conversion.

4.         Marketable Securities

The Company has restated its June 30, 2007 comparative figures in its Statement of Comprehensive Income in order to revise the amount recorded as unrealized gains on marketable securities. As a result of the restatement, comprehensive income has been reduced by $327,176 to become comprehensive income of $373,161. The figures as presented in the Statement of Comprehensive Income in the audited annual consolidated financial statements of March 31, 2008 corrected this presentation from June 30, 2007.

The Company has assessed the risk associated with its available-for-sale securities to include market risk, since the market value of the available-for-sale securities is subject to fluctuations.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Three Months Ended June 30, 2008 and 2007
(Expressed in Canadian dollars)
(Unaudited)

5.         Investment in Gahcho Kué Project:

	2008	2007

Opening balance, beginning of period	$64,984,140	$32,570,324

Mineral Acquisition Properties - Camphor acquisition	-	40,792,045
Mining lease costs	3,145	3,780

Closing balance, end of period	$64,987,285	$73,366,149

Gahcho Kué Project:

The Company holds a 49% interest in the Gahcho Kué Project located in the District of Mackenzie, Northwest Territories, Canada, and De Beers Canada (“De Beers Canada”) holds the remaining 51% interest. De Beers Canada may under certain circumstances earn up to a 60% interest in the Gahcho Kué Project.

6.	Share Capital and Contributed Surplus:

(a)            Authorized
    Unlimited number of common shares without par value

(b)            Issued and fully paid:

	Number of shares	Amount

Balance, March 31, 2008	59,870,881	$85,581,729
Exercise of stock options	61,500	34,502
Value of stock options exercised	-	254,610
Balance, June 30, 2008	59,932,381	$85,870,841

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Three Months Ended June 30, 2008 and 2007
(Expressed in Canadian dollars)
(Unaudited)

6.	Share Capital and Contributed Surplus (continued):

(c)           Stock options:

The Company, through its Board of Directors and shareholders, adopted a November 26, 1998 Stock Option Plan (the “Plan”) which was amended on February 1, 1999, and subsequently on September 27, 2002.  The Board of Directors has the authority and discretion to grant stock option awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to insiders and significant shareholders to maximums identified in the Plan.  The aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 3,677,300 shares, and as at June 30, 2008, there were 1,327,432 shares available to be issued under the Plan.

 The following presents the continuity of stock options outstanding:

		Weighted
	Number of	Average
	Options	Exercise Price

Balance, March 31, 2008	461,500	$2.47
Exercised	(61,500)	0.56

Balance, June 30, 2008	400,000	$2.76

The following are the stock options outstanding and exercisable at June 30, 2008.

	Black-		Weighted
Expiry	Scholes	Number of	Average	Exercise
Date	Value	Options	Remaining Life	Price

October 1, 2009	$189,400	200,000	1.25 years	$1.96
November 1, 2010	180,100	100,000	2.34 years	$2.63
January 30, 2011	321,100	100,000	2.59 years	$4.50
	$690,600	400,000	1.86 years

The fair value of the options granted has been estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Fiscal Year:	2008	2006

Dividend yield	0%	0%
Expected volatility	34%-64%	84%-89.78%
Risk-free interest rate	4.64%	3.9%
Expected lives	2.83-10.33 months	5 years

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Three Months Ended June 30, 2008 and 2007
(Expressed in Canadian dollars)
(Unaudited)

6.	Share Capital and Contributed Surplus (continued):

(d)           Contributed surplus:

Amount

Balance, March 31, 2008	$945,210
Value on exercise of stock options transferred to share capital	(254,610)
Balance, June 30, 2008	$690,600

(e)           Shareholder Rights Plan:

On August 4, 2006, the Board of Directors of the Company approved a Shareholder Rights Plan (the “Rights Plan”). The Rights Plan is intended to provide all shareholders of the Company with adequate time to consider value enhancing alternatives to a take-over bid and to provide adequate time to properly assess a take-over bid without undue pressure. The Rights Plan is also intended to ensure that the shareholders of the Company are provided equal treatment under a takeover bid.